April 24, 2025

Brian E. Cabrera
Chief Administrative Officer
Quantum Corporation
224 Airport Parkway, Suite 550
San Jose, CA 95110

       Re: Quantum Corporation
           Registration Statement on Form S-3
           Filed April 18, 2025
           File No. 333-286635
Dear Brian E. Cabrera:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Edwin Kim at 202-551-3297 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   James J. Masetti, Esq.